UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Salone Monet Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    April 10, 2018

Physical address of issuer
33 West 60th Street, Floor 2, New York, NY 10023

Website of issuer
https://salonemonet.com

Current number of employees
1

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$190,237	$71,724
Cash & Cash Equivalents	$7,951	$2,607
Accounts Receivable	$87,630	$16,000
Short-term Debt	$10,274	$1,425
Long-term Debt	$40,000	$30,000
Revenues/Sales	$220,336	$74,579
Cost of Goods Sold	($127,585)	($36,123)
Taxes Paid	($25)	$0
Net Income	($86,998)	$33,449

Form C-AR

May 2, 2022

Salone Monet Inc.

SALONE MONET

— NEW YORK —

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Salone Monet Inc., a Delaware corporation (the "**Company**," as well as references to "**we**," "**us**," or "**our**"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The date of this Form C-AR is May 2, 2022.

THIS FORM C-AR DOES NOT CONSITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR or of any sale of securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Salone Monet, LLC, the predecessor entity of the Company, was formed on April 10, 2018, under the laws of the State of New York. On April 27, 2021, Salone Monet, LLC merged into Salone Monet Inc., a Delaware corporation.

The Company is located at 33 West 60th Street, Floor 2, New York, NY 10023.

The Company's website is https://salonemonet.com

The Company conducts business in all 50 US states.

The Business

Salone Monet Inc. is a color inclusive nude shoe company offering 6 shades of nude in every style sold. Our shoes make getting dressed easier because they match the most important part of every outfit, the wearer. Our creative approach is simple: celebrate the wearer. The results are a category founding premium shoe offering color equity of all shades.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results.

Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We currently have not authorized enough Preferred Stock to satisfy the conversion of outstanding convertible notes.

We plan to authorize additional Preferred Stock in the future to satisfy the conversion of all outstanding convertible notes.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.

The ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, has caused substantial disruption in international and U.S. economies and markets. If repercussions from the outbreak continue to linger, they could have a materially significant adverse impact on our business. The Company's management cannot at this point estimate the impact of the pandemic on its business, and no provision for this pandemic is reflected in the accompanying financial statements.

BUSINESS

Description of the Business

Salone Monet Inc. is a color inclusive nude shoe company offering 6 shades of nude in every style sold. Our shoes make getting dressed easier because they match the most important part of every outfit, the wearer. Our creative approach is simple: celebrate the wearer. The results are a category founding premium shoe offering color equity of all shades.

Business Plan

The Company generates revenue through direct consumer sales as well as wholesale shoe and apparel sales.

The Company's Products and/or Services

Product / Service	Description	Current Market
Anita	3.3 inch (85 mm) Cathedral heel Timeless Almond Toe Inclusive Nude Silk Upper Leather lining and sole Signature Recessed Platform for extra support Runs small, consider half sizing up Hand-dyed in the United States	Generation X and millennial women of color.
Sable	4 inch (100 mm) stiletto heel Slingback sandal Inclusive Nude Silk Upper Leather lining and sole Signature Recessed Platform for extra support and comfort Fits true to size	Generation X and millennial women of color.
Window Tee	T-shirt with a cutout.	Generation X and millennial women of color.
Window Sweatshirt	Sweatshirt with a cutout.	Generation X and millennial women of color.
Window Short	Shorts with a rectangular cutout.	Generation X and millennial women of color.

Competition

Kahmune, Rebecca Allen, Brother Vellies, and Christian Louboutin.

Customer Base

We sell our products on the direct-to-consumer market and will be partnering with a major national retailer starting in spring of 2021. Our products reach the target audience of Generation X and millennial women of color.

Supply Chain

We obtain our materials from multiple sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortage or forcible changes should any provider become unavailable.

Intellectual Property

Application or Registration #	Mark	Description	File Date	Grant Date	Country
6,400,065	Nude is not a color	Class 25: Footwear; Shoes.	6/15/2020	6/29/2021	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not aware of any threatened or actual litigation against it.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Salone Monet Johnson	Founder, CEO	Founder, CEO, Salone Monet Inc. (2021 – present) Set creative direction, oversaw and executed	American University, BA, Public Communication

		all day-to-day operations. Founder, CEO, Manager, Salone Monet, LLC (2018 – 2021) Set creative direction, oversaw and executed all day-to-day operations.	

Indemnification

Indemnification is authorized by the Company to managers, officers, or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has one (1) employee.

CAPITALIZATION, DEBT, AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**").

Outstanding Capital Stock

The Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	7,125,000
Voting Rights	One (1) vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If the Company issues additional shares of Common Stock, it will dilute the value of the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%*

*Percentage calculation is derived from the Company's outstanding capital stock.

Outstanding Options, Safes, Convertible Notes, Warrants

The Company has the following additional securities outstanding:

Type/Class of security	Crowd SAFE
Amount Outstanding	$112,843
Material Terms	Valuation cap of $4,500,000 / 15% discount. Conversion upon an equity financing (at the Company's election), liquidation (at the investor's failure to select a cash payment equal to the payment amount of the Securities), or dissolution.
Voting Rights	None
Anti-dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.51%*

*The percentage calculation assumes conversion of Crowd SAFEs on a valuation cap of $15,000,000. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type/Class of security	Convertible Notes
Amount Outstanding	$30,000
Material Terms	Valuation cap of $5,000,000, discount rate of 15%.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If the convertible notes are converted, the value of the Securities will be diluted.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.6%*

*The percentage calculation assumes conversion of the convertible notes on a valuation cap of $5,000,000. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type/Class of security	Convertible Notes
Amount Outstanding	$10,000
Material Terms	Valuation cap of $2,500,000, discount rate of 20%.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If the convertible notes are converted, the value of the Securities will be diluted.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.4%*

*The percentage calculation assumes conversion of the convertible notes on a valuation cap of $2,500,000. Percentage calculated is an approximation and rounded to the nearest decimal point.

Outstanding Debt

The Company currently has no outstanding debt.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Salone Monet Johnson	6,840,000 shares of Common Stock	96%*

*This percentage calculation is derived from the Company's outstanding voting equities.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information.

Financial statements are attached hereto as Exhibit A.

Operations

Salone Monet, LLC, the predecessor entity of the Company, was formed on April 10, 2018, under the laws of the State of New York. On April 27, 2021, Salone Monet, LLC merged into Salone Monet Inc., a Delaware corporation.

The Company is headquartered at 33 West 60th Street, Floor 2, New York, NY 10023, United States.

Salone Monet is a color inclusive nude shoe company offering 6 shades of nude in every style sold. Our shoes make getting dressed easier because they match the most important part of every outfit, the wearer. Our creative approach is simple: celebrate the wearer. The results are a category founding premium shoe offering color equity for all shades

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of December 31, 2021, the Company has $7,626.25 cash on hand, which provides approximately a two (2)-month runway for the Company.

Liquidity and Capital Resources

Aside from the proceeds of the Offering, the Company's outside source of capital includes non-dilutive grants.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Previous Offerings of Securities

The Company has made the following issuances of securities within the last three (3) years:

Security Type	Principal Amount of Securities Issued	Number of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Crowd SAFE	$112,843	112,843	Marketing, Hiring, Expanding Product Lines, Hiring, and Intermediary Fee	December 21, 2020	Section 4(a)(6)
Convertible Note	$10,000	1	Marketing	May 8, 2019	Section(4)(a)(2)
Convertible Note	$10,000	1	Marketing	May 9, 2019	Section(4)(a)(2)
Convertible Note	$10,000	1	Inventory	August 28, 2020	Section(4)(a)(2)
Convertible Note	$10,000	1	Inventory	May 2, 2019	Section(4)(a)(2)

See the section entitled "Capitalization and Ownership" for more information.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has not conducted transactions with related persons.

TAX MATTERS

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Conflicts of Interest

The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its securityholders.

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Salone Monet Johnson
(Signature)

Salone Monet Johnson
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Salone Monet Johnson
(Signature)

Salone Monet Johnson
(Name)

Chief Executive Officer, Director
(Title)

May 2, 2022
(Date)

Exhibit A

Financial Statements

I, Salone Monet Johnson, the Chief Executive Officer of Salone Monet Inc., hereby certify that:

       (1)   the accompanying financial statements of Salone Monet Inc. thereto for the periods ending December 2021 and December 2020 included in this Form C-AR are true and complete in all material respects;

       (2)   the tax return information of Salone Monet Inc. included in this Form C-AR reflects accurately the information reported on the tax return for Salone Monet Inc. filed for the fiscal years ended December 2021 and December 2020; and

       (3)   that the information below reflects accurately the information reported on our federal income tax returns.

       IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of May 2, 2022.

/s/ Salone Monet Johnson
(Signature)

Name: Salone Monet Johnson

Title: Chief Executive Officer

Date: May 2, 2022

SALONE MONET INC.

Unaudited Financial Statements for the

Year Ending December 31, 2021

SALONE MONET INC
BALANCE SHEET
As of December 31, 2021
(Unaudited)

ASSETS		2021		2020
Current Assets				
Cash and cash equivalents	$	7,951	$	2,607
Accounts Receivable	$	87,630	$	16,000
Total Other Current Assets	$	94,747	$	53,117
Total Assets	**$**	**190,328**	**$**	**71,724**
LIABILITIES AND MEMBERS' CAPITAL				
Current Liabilities				
Accrued interest	$	2,825	$	1,425
Total Credit Cards & Accounts Payable	$	6,466	$	-
Other Current Liabilities	$	983	$	-
Total Current Liabilities	**$**	**10,274**	**$**	**1,425**
Long Term Liabilities				
Convertible notes	$	40,000	$	30,000
Total Liabilities	**$**	**50,274**	**$**	**31,425**
MEMBERS' CAPITAL				
Equity	$	273,057	$	70,030
Retained Earning	$	(133,004)	$	(29,731)
Total Members' Capital	**$**	**140,053**	**$**	**40,299**
Total Liabilities and Members' Capital	**$**	**190,327**	**$**	**71,724**

SALONE MONET INC
STATEMENT OF OPERATIONS
As of December 31, 2021
(Unaudited)

	2021		2020	
Revenues	$	220,336	$	74,579
Cost of goods sold	$	(127,585)	$	(36,123)
Gross Profit/Loss	**$**	**92,751**	**$**	**38,456**
Operating expenses				
General and administrative	$	(44,370)	$	(4,107)
Sales and marketing	$	(96,348)	$	-
Total operating expenses	**$**	**(140,718)**	**$**	**(4,107)**
Net Operating Loss	$	(47,967)	$	34,349
Interest expense	$	(10,700)	$	(900)
Other Expense	$	(28,306)	$	-
Taxes	$	(25)	$	-
Net Profit/Loss	**$**	**(86,998)**	**$**	**33,449**

SALONE MONET INC
STATEMENT OF MEMBERS' CAPITAL
and Year Ending December 31, 2021
(Unaudited)

	Members' Equity		Accumulated Deficit		Total Members' Capital	
Balance as of January 1, 2020	$	30,030	$	(57,072)	$	(27,042)
Contributions from members	$	-	$	-	$	33,892
Net Loss	$	-	$	-	$	33,449
Balance as of December 31, 2020	$	-	$	-	$	40,299
Contributions from members					$	186,752
Net Loss					$	(86,998)
Balance as of December 31, 2021					**$**	**140,053**

SALONE MONET INC
STATEMENT OF CASH FLOWS
As of December 31, 2021
(Unaudited)

	2021		2020	
Operating Activities				
Net Loss	$	(86,998)	$	33,449
Adjustments to reconcile net loss to net cash provided by operations:				
Accounts Receivable	$	(87,630)	$	(16,000)
Other Current Asset	$	(79,422)	$	(20,287)
Accounts Payable	$	7,016	$	-
Tax	$	433	$	-
Accrued interest on convertible notes	$	1,400		
Total Adjustments to reconcile Net Income to Net Cash provided by operations	$	(158,202)	$	(36,287)
Net cash used in operating activities	**$**	**(245,200)**	**$**	**(2,838)**
Financing Activities				
Issuance of convertible notes	$	10,000	$	900
Contributions from members	$	240,544	$	1,000
Net cash provided by financing activities	$	250,544	$	1,900
Net change in cash and cash equivalents	$	5,344	$	(939)
Cash and cash equivalents at beginning of period	$	2,607	$	3,546
Cash and cash equivalents at end of period	$	7,951	$	2,607

SALONE MONET INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

NOTE 1 – NATURE OF OPERATIONS

SALONE MONET INC. (which may be referred to as the "Company", "we," "us," or "our") was registered in New York on April 10, 2018. The Company sells nude shoes to match the wearer's complexion. The Company's headquarters are in New York, New York. The company began operations in 2018.

Since Inception, the Company has relied on contributions from owners and the issuance of convertible notes (see Note 4) to fund its operations. As of December 31, 2021, the Company had an accumulated deficit and will likely incur additional losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8) , the issuance of convertible notes (see Note 8), and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021 the Company had $7,951 of cash on hand.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of fixed assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021, as there were no fixed assets as of December 31, 2021.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling nude heels for all skin types. The Company's payments are generally collected upfront. For year ending December 31, 2021 the majority of sale was to a wholesaler an through account receivable to be paid later. Company recognized $220,336 in revenue, respectively.

Accounts Receivable

Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms. Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2021, the company had $87,630 accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – NOTES PAYABLE

In 2019, the Company issued $30,000 of 3% unsecured convertible notes (the "Notes") due May 31, 2021 ("Maturity Date"). Extended to May 31,2022
In 2021, the Company issued $10,000 of 5% unsecured convertible notes (the "Notes") due April 31, 2022 ("Maturity Date").

If the Company issues and sells units of membership interests ("Equity Securities") on or before the Maturity Date in an equity financing of at least $500,000 ("Qualified Financing") the Notes are automatically convertible into Equity Securities. The conversion price is the lesser of 85% of the price per share of Equity Securities received by the Company in the Qualified Financing or the price per share equal to the quotient of $6,000,000 divided by the number of outstanding common membership units assuming conversion of all securities convertible into common membership units and exercise of all outstanding options and warrants, including all reserved and available units under any equity incentive or similar plan, excluding the conversion of the Notes and other convertible securities issued for capital raising purposes ("Company Capitalization"). In the event a Qualified Financing does not happen before the Maturity Date the Notes automatically convert into Equity Securities at a price of $6,000,000 divided by the Company Capitalization.

NOTE 4 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 5 – MEMBERS' CAPITAL

Member contributions

For years ending December 31, 2020 and 2021, members of the company contributed $1,000 and $127,701 respectively to the Company. Contributions to the Company, net of distributions from the Company by the members have been and will be accounted for on the balance sheet under "Members' Equity".

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Issuance of Convertible Notes

In April 2021, the Company issued $10,000 of 5% unsecured convertible notes (the "2021 Notes") due April 30, 2022.

The 2021 Notes are automatically convertible into Equity Securities in the event of a Qualified Financing. The conversion price is the lesser of 80% of the price per share of Equity Securities received by the Company in the Qualified Financing or the price per share equal to the quotient of $250,000 divided by the number of shares issued and outstanding.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through November 16, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

SALONE MONET, LLC.

Unaudited Financial Statements for the

Year Ending December 31, 2020

SALONE MONET, LLC
BALANCE SHEET
As of December 31, 2020
(Unaudited)

ASSETS	2020	2019
Current Assets		
Cash and cash equivalents	$ 2,607	$ 3,546
Accounts Receivable	$ 16,000	
Total Other Current Assets	$ 53,117	
Total Assets	**$ 71,724**	**$ 3,546**
LIABILITIES AND MEMBERS' CAPITAL		
Current Liabilities		
Accrued interest	$ 1,425	$ 588
Total Credit Cards & Accounts Payable	$ -	$ -
Other Current Liabilities	$ -	$ -
Total Current Liabilities	**$ 1,425**	**$ 588**
Long Term Liabilities		
Convertible notes	$ 30,000	$ 30,000
Total Liabilities	**$ 31,425**	**$ 0,588**
MEMBERS' CAPITAL		
Equity	$ 70,030	$ 30,030
Retained Earning	$ (29,731)	$ (57,072)
Total Members' Capital	**$ 40,299**	**$ (27,042)**
Total Liabilities and Members' Capital	**$ 71,724**	**$ 3,546**

SALONE MONET, LLC
STATEMENT OF OPERATIONS
As of December 31, 2020
(Unaudited)

		2020		2019
Revenues	$	74,579	$	10,307
Cost of goods sold	$	(36,123)	$	(18,021)
Gross Profit/Loss	$	**38,456**	$	**(7,714)**
Operating expenses				
General and administrative	$	(4,107)	$	(12,861)
Sales and marketing	$	-	$	(13,801)
Total operating expenses	$	**(4,107)**	$	**(26,662)**
Net Operating Loss	$	**34,349**	$	**(34,376)**
Interest expense	$	(900)	$	(588)
Other Expense	$	-	$	-
Taxes	$	-	$	-
Net Profit/Loss	$	**33,449**	$	**(34,964)**

SALONE MONET, LLC
STATEMENT OF MEMBERS' CAPITAL
and Year Ending December 31, 2020
(Unaudited)

	Equity	Accumulated Deficit	Total Members' Capital
Balance as of January 1, 2019	$ 26,530	$ (22,108)	$ 4,422
Contributions from members	$ 3,500	$ -	$ 3,500
Net Loss	$ -	$ (34,964)	$ (34,964)
Balance as of December 31, 2019	**$ 30,030**	**$ (57,072)**	**$ (27,042)**
Contributions from members			$ 33,892
Net Loss			$ 33,449
Balance as of December 31, 2020			**$ 40,299**

SALONE MONET, LLC
STATEMENT OF CASH FLOWS
As of December 31, 2020
(Unaudited)

	2020		2019
Operating Activities			
Net Loss	$ 33,449	$	(34,964)
Adjustments to reconcile net loss to net cash provided by operations:			
Accounts Recievable	$ (16,000)		
Other Current Asset	$ (20,287)		
Accounts Payable			
Tax	$ -		
Accrued interest on convertible notes		$	588
Total Adjustments to reconcile Net Income to Net Cash provided by operations	$ (36,287)	$	588
Net cash used in operating activities	**$ (2,838)**	**$**	**(34,376)**
Financing Activities			
Issuance of convertible notes	$ 900	$	30,000
Contributions from members	$ 1,000	$	3,500
Net cash provided by financing activities	$ 1,900	$	33,500
Net change in cash and cash equivalents	$ (939)	$	(876)
Cash and cash equivalents at beginning of period	$ 3,546	$	4,422
Cash and cash equivalents at end of period	$ 2,607	$	3,546

SALONE MONET, LLC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020

NOTE 1 – NATURE OF OPERATIONS

Salone Monet, LLC. (which may be referred to as the "Company", "we," "us," or "our") was registered in New York on April 10, 2018. The Company sells nude shoes to match the wearer's complexion. The Company's headquarters are in New York, New York. The company began operations in 2018.

Since Inception, the Company has relied on contributions from owners and the issuance of convertible notes (see Note 4) to fund its operations. As of December 31, 2020, the Company had an accumulated deficit and will likely incur additional losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8) , the issuance of convertible notes (see Note 8), and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 the Company had $2,607 of cash on hand.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of fixed assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020, as there were no fixed assets as of December 31, 2020.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements.

The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling nude heels for all skin types. The Company's payments are generally collected upfront. For years ending December 31, 2020 the Company recognized $74,579 in revenue, respectively.

Accounts Receivable

Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms. Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020, the company had $16,000 in accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – NOTES PAYABLE

In 2019, the Company issued $30,000 of 3% unsecured convertible notes (the "Notes") due May 31, 2021 ("Maturity Date").

If the Company issues and sells units of membership interests ("Equity Securities") on or before the Maturity Date in an equity financing of at least $500,000 ("Qualified Financing") the Notes are automatically convertible into Equity Securities. The conversion price is the lesser of 85% of the price per share of Equity Securities received by the Company in the Qualified Financing or the price per share equal to the quotient of $6,000,000 divided by the number of outstanding common membership units assuming conversion of all securities convertible into common membership units and exercise of all outstanding options and warrants, including all reserved and available units under any equity incentive or similar plan, excluding the conversion of the Notes and other convertible securities issued for capital raising purposes ("Company Capitalization"). In the event a Qualified Financing does not happen before the Maturity Date the Notes automatically convert into Equity Securities at a price of $6,000,000 divided by the Company Capitalization.

NOTE 4 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 5 – MEMBERS' CAPITAL

Member contributions

For years ending December 31, 2019 and 2020, members of the company contributed $3,500 and $1,000 respectively to the Company. Contributions to the Company, net of distributions from the Company by the members have been and will be accounted for on the balance sheet under "Members' Equity".

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Issuance of Convertible Notes

Hold the pervious notes in 2019 and has not added any new notes in 2020.
The 2019 Convertible Notes Maturity date has been pushed to 2022.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through November 16, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.